Cannex Capital Holdings Inc. Reports Financial Results Fiscal 2018

Total revenue of $6.9 million and adjusted EBITDA of $3.7 million Fiscal 2018

Vancouver, BC, August 28, 2018 – Cannex Capital Holdings Inc. (“Cannex” or the “Company”) (CSE: CNNX; OTCQB: CNXXF) is pleased to report the financial results for the seven months ended April 30, 2018 (herein “Fiscal 2018”) and provide a general business update. The financial results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all figures are in United States dollars unless stated otherwise. Canadian financial amounts are identified by “C$”.

The Company advises that due to reporting requirements of the British Columbia Securities Commission (the “BCSC”), as well as other reporting obligations relating to the previously announced reverse takeover amalgamation (the “RTO Amalgamation”) of Cannex and Arco Resources Corp. (“Arco”), the Company’s Fiscal 2018 financial statements (“FS”) and management discussion and analysis (“MD&A”) account for seven months only and recognize activity from September 30, 2017 to April 30, 2018. The comparative period is also approximately seven months from formation of the Company on February 27, 2017 to September 30, 2017. This period ending September 30, 2017 includes only five months of operations from May 2017.

Financial Overview
Below outlines the key financial metrics for Cannex the seven months ended April 30, 2018, otherwise Fiscal 2018. A more detailed discussion can be found in the Company’s FS and MD&A filed on www.sedar.com

Revenues
Revenues were $6.9 million for Fiscal 2018. Revenue was generated primarily by way of rental income from the Company’s Washington State-based BrightLeaf Development LLC (“BrightLeaf), a wholly owned subsidiary of Cannex Holdings Inc. (Nevada) which is in turn a wholly owned subsidiary of Cannex. BrightLeaf, through subsidiaries, holds real estate assets, leasehold interests, tenant improvements, intellectual property as well as consulting agreements with 7Point Holdings LLC (“7Point”) and Superior Gardens LLC, dba Northwest Cannabis Solutions (“NWCS”), one of the largest licensed cannabis producers, processors and wholesalers in Washington State.

Expenses
Corporate expenses for the Fiscal 2018 incorporate significant one-time costs relating to the go-public transaction, including legal and audit fees and listing expenses related to the shell company acquired. The Company also incurred transaction related operating and overhead expense in conjunction with the launch and management of the public offering.

Adjusted EBITDA
A reconciliation of income (loss) to adjusted EBITDA follows:

	Seven Months	Formation
	Ended	on February 23,
	April 30,	2017 to
	2018	September 30, 2017
	$	$
Loss for the period	(3,700,905)	(1,218,215)
Interest expense	869,961	792,805
Interest income	(68,908)	-
Income taxes	(727,635)	1,919,930
Share-based compensation	3,752,715	-
Depreciation	1,398,025	627,880
Change in fair value of derivative liabilities	488,000	-
Listing expense	1,671,184	-
Adjusted EBITDA	3,682,437	2,122,400

Financing Activities
Concurrent with the closing of the RTO Amalgamation, Arco and Cannex Capital Group Inc. completed a subscription receipt offering, pursuant to which they sold 48,219,872 subscription receipts of Cannex for C$1.00 per subscription receipt for gross proceeds of C$48,219,872 ($37,582,568). On closing, the subscription receipts were exchanged for one common share of Cannex, and one-half of one common share purchase warrant of Cannex. Each full warrant entitles the holder to acquire one common share of Cannex at a price of C$1.50 until March 13, 2020 and may be accelerated by Cannex, at its sole option, at any time in the event that the volume-weighted average closing price of the common shares of Cannex on the CSE, or such other exchange on which the common shares of Cannex may primarily trade from time to time, is greater than or equal to C$2.25 for a period of 20 consecutive trading days.

Cash Balance and Liquidity
As at April 30, 2018, the Company had cash and cash equivalents available of $11.8 million, including working capital of $4.1 million, and total current assets of $13.7 million.

Corporate Developments

  In March 2018, Arco and Cannex Capital Group Inc. received the required regulatory approvals, including from the NEX board of the TSX Venture Exchange and the CSE, pursuant to which Arco acquired all the issued and outstanding securities of Cannex Capital Group Inc. in exchange for securities of Arco. The resulting issuer’s common shares were listed under the name “Cannex Capital Holdings Inc.” with the symbol CNNX on the CSE and began trading on March 14, 2018
  Concurrently with the closing of the RTO Amalgamation, Arco and Cannex Capital Group Inc. completed its subscription receipt offering for gross proceeds of C$48,219,872 and on closing, the subscription receipts were exchanged for one common share of Cannex, and one-half of one common share purchase warrant of Cannex. Each full warrant entitles the holder to acquire one common share of Cannex at a price of C$1.50 until March 14, 2020.
  In April 2018, the Company signed a binding letter agreement to acquire 100% of Oakland, California- based Ametrine Wellness Inc. dba Jetty Extracts (“Jetty”). Jetty was founded in 2013 and operates a leading cannabis extraction and processing facility in Oakland, California, producing one of the most trusted cannabis extract brands California. Jetty operates a 12,000 ft2 facility in Oakland, California's "Green Zone" incorporating extraction, manufacturing, product development and administration.
  As a part of the Jetty transaction the Company has also agreed to fund up to $5 million of capital and operating expenditures by means of a convertible note to support Jetty’s growth in California and to fund increased production capacity, inventory, expanded marketing and branding initiatives and for new product development. The Company has advanced $3.5 million to date.
  In June 2018, the Company’s shares were listed for trading on the OTCQB Market under the symbol “CNXXF”.

2018 Business Overview
With the completion of the March 2018 RTO Amalgamation and the acquisition of BrightLeaf, Cannex now owns the real estate and intellectual property utilized by a leading Washington State cannabis producer/processor, Northwest Cannabis Solutions (“NWCS”). BrightLeaf undertook the construction of a turnkey, state-of-the-art, 60,000 ft2 (30,000 ft2 of cannabis growing canopy, the maximum allowed by Washington regulations) indoor cannabis cultivation facility in 2017, utilizing a publicly-owned warehouse upon which it was able to secure an up to 50-year master lease. That facility is now being operated by another leading Washington cannabis producer/processor, 7Point.

NWCS operates out of multiple facilities owned by a BrightLeaf subsidiary, including one 72,000 ft2 cultivation facility, also with 30,000 ft2 of cannabis growing canopy and one 44,000 ft2 facility which serves as NWCS’s extraction, processing, manufacturing and distribution hub forWashington.

“Our Washington State assets are cash flow positive,” said Leo Gontmakher, COO of Cannex, “and our strategy is to leverage our deep sector knowledge of cannabis operations as we build out a national platform focused on premium brands. We plan to invest in or acquire,” continued Gontmakher, “additional opportunities, not only in Washington and California, but in targeted legal US states to grow market share and to leverage our growing portfolio of premium brands.”

Anthony Dutton, Cannex’s CEO added, “Fiscal 2018 was a breakthrough period for the Company as we came to market with a strong capital raise, a unique and strong foundation asset which firmly established Cannex in the US cannabis market. We continue to be focused,” continued Dutton, “on building a dominant multi- state platform that leads the cannabis market in the development, manufacturing and distribution of premium brands.”

Non-GAAP Financial Measures
To supplement its consolidated financial statements, which are prepared and presented in accordance with IFRS, Cannex uses “EBITDA” which is a non-GAAP financial measure. Cannex believes that EBITDA helps identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Cannex includes in Income (loss) for the period. Cannex further believes that EBITDA provides useful information about core operating results and cash flow generating potential, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in its financial and operational decision-making. EBITDA should not be considered in isolation or construed as an alternative to Income (loss) for the period or any other measure of performance or as an indicator of Cannex’s operating performance. EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. EBITDA represents loss for the period, excluding interest expense, interest income, and income taxes and certain non-cash expenses, consisting of share-based compensation, depreciation, change in fair value of derivative liabilities and listing expense that Cannex do not believe are reflective of the core operating performance during the periods presented.

Advance Notice Policy
Cannex also announces the adoption on August 21, 2018 by the Board of Directors (the “Board”) of an advance notice policy (the “Policy”), which requires advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a requisition of meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a shareholder proposal made pursuant to the provisions of the Act.

Among other things, the Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form. The Policy is effective as of the date it was approved subject to ratification by the shareholders. The full text of the Policy is available under the Company’s profile on SEDAR at www.sedar.com and the Company intends to seek ratification of the Policy by its shareholders at the Company’s annual general meeting to be held October 24, 2018.

Additional Information
Additional information relating to the Company, including with respect to financial results, operational events, acquisitions and financings, is available in the Company’s audited annual financial statements and MD&A under the Company’s profile at www.sedar.com

About Cannex Capital Holdings Inc.

Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.